

Mail Stop 3030

October 22, 2009

VIA U.S. MAIL AND FAX (609) 514-8554

Mr. John E. Yetter
Vice President and Chief Financial Officer
Derma Sciences, Inc.
214 Carnegie Center
Suite 300
Princeton, New Jersey 08540

> **Re:** **Derma Sciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Forms 10-Q for the Quarterly Periods Ended March 31, and**
> **June 30, 2009**
> **File No. 001-13070**

Dear Mr. Yetter:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

Overview of Consolidated Operating Results, page 15

Gross to Net Sales Adjustments, page 15

1.   We see you pay your exclusive Canadian distributor a fixed fee of 10% on net sales
        subject to the fee (as defined) for distribution services in Canada and also see that gross
        sales are adjusted for (net of) distributor fees in Canada. Please tell us and revise your
        future filings to clarify how your presentation and accounting for the referenced
        distributor fees comply with paragraph 605-50-45 of the FASB Accounting Standards
        Codification or other applicable U.S. GAAP.

2.   In a related matter, tell us more about the significant terms of your distributor sales,
        including whether distributors have product return and price protection rights. Discuss
        the accounting implications of any such terms and revise your future disclosures as
        necessary to specifically address your revenue recognition accounting policies for
        distributor sales.

Liquidity and Capital Resources, page 20

Cash Flow and Working Capital, page 21

3.   We see you indicate herein that "The change in receivables relates to the increase in sales
        and a deterioration in receivable aging associated principally with the integration of
        FAD." Please tell us and revise future filings to better explain the reasons for "…a
        deterioration in receivable aging associated principally with the integration of FAD".
        Note Item 303 of Regulation S-K requires you to explain the reasons for changes in
        financial statement line items and to discuss any known or expected impact of trends on
        your capital resources, results of operations and liquidity.

Critical Accounting Policies, page 23

Goodwill, page 24

4.   We note your disclosure that the process of evaluating the potential impairment of
        goodwill is highly subjective and requires significant judgments and assumptions.
        Regarding your impairment analysis of goodwill, and in the interest of providing readers
        with a better insight into management's judgments into accounting for goodwill and

intangible assets, please tell us and consider disclosing the following in future filings, including any amendments:

- The cash generating unit level at which you test goodwill for impairment and your basis for that determination.
- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Financial Statements, page 25

Notes to Consolidated Financial Statements, page 31

Note 3. Acquisitions, page 35

5. We note your disclosure that the allocation of the NutraMax purchase price to the assets acquired and liabilities assumed is based on the finalized independent valuation study which established the fair market value of the assets, liabilities and identifiable intangible assets and liabilities assumed. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Note 13. Operating Segments, page 48

6. Disclosure of long-lived assets by geographic area should present tangible assets only and should not include intangibles or investments. Please revise your disclosures in future filings to comply with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Item 9A.Controls and Procedures, page 55

7.   We see that you have included the disclosures necessary in conjunction with
        Management's Report on Internal Control as part of Item 9A, however, we do not see
        where you have addressed your disclosure controls and procedures in accordance with
        Item 307 of Regulation S-K. Please amend your filing to disclose the conclusions of your
        principal executive and principal financial officers, or persons performing similar
        functions, regarding the effectiveness of your disclosure controls and procedures as of the
        end of the period covered by the report.

Exhibit 31

8.   We note that your filing contained management's report on internal control over financial
        reporting as required by Item 308T of Regulation S-K. As such, your certifications are
        required to include the introductory language in paragraph 4 of the certification that
        refers to the certifying officers' responsibility for establishing and maintaining internal
        control over financial reporting for the company as well as the language of paragraph
        4(b) of Item 601(b)(31) of Regulation S-K. Refer to Item 601(b)(31) of Regulation S-K.
        In this regard, please file an amendment to the Form 10-K that includes the entire
        periodic report as well as new, corrected certifications with the *exact* language outlined at
        Item 601(b)(31) of Regulation S-K.

Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009

Liquidity and Capital Resources, page 25

9.   We will not object to the presentation of certain non-GAAP measures such as EBITDA
        (or even adjusted EBITDA) in a filing if these disclosures conform to specific guidelines
        discussed in Item 10(e) of Regulation S-K. With regard to your presentation in MD&A,
        we refer you to Question 10 of the FAQ Regarding the Use of Non-GAAP Financial
        Measures dated June 13, 2003. Discussion of the non-GAAP financial measure for
        purposes other than disclosure related to a loan covenant would not be permitted unless
        otherwise allowable under Item 10(e) of Regulation S-K. Please tell us why your current
        presentation is appropriate.

Exhibit 31

10.   As previously indicated, your certifications are required to include the introductory
        language in paragraph 4 of the certification that refers to the certifying officers'
        responsibility for establishing and maintaining internal control over financial reporting
        for the company as well as the language of paragraph 4(b) of Item 601(b)(31) of
        Regulation S-K. In this regard, please file an amendment to your Forms 10-Q that

includes the entire periodic report as well as new, corrected certifications with the *exact* language outlined at Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jamarillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant